Exhibit 99.1

Jiuzi Holdings, Inc. Announces Pricing of Upsized Initial Public Offering

Hangzhou, China, May 18, 2021 – Jiuzi Holdings, Inc. (the “Company”), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today announced the pricing of its upsized initial public offering (“Offering”) of up to 5,200,000 ordinary shares at a public offering price of US$5.00 per share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on May 18, 2021 under the ticker symbol “JZXN.”

The Company expects to receive aggregate gross proceeds of US$26 million from this Offering, before deducting underwriting discounts and other related expenses. The Offering is expected to close on or about May 20, 2021, subject to the satisfaction of customary closing conditions.

The Offering is being conducted on a firm commitment basis. Boustead Securities, LLC is acting as the sole underwriter for the Offering. Ortoli Rosenstadt LLP is acting as counsel to the Company, and Sichenzia Ross Ference LLP is acting as counsel to Boustead Securities, LLC.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (“SEC”) (File Number: 333-248416) and was declared effective by the SEC on May 17, 2021, and a registration statement filed pursuant to Rule 462(b) (File No. 333-256223) became effective upon filing with the SEC. The Offering is being made only by means of a prospectus, forming a part of the registration statement. A final prospectus relating to the Offering will be filed with the SEC and may be obtained from Boustead Securities, by email at offerings@boustead1828.com, by calling +1 (949) 502-4408 or standard mail to Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 395, Irvine, CA 92618, USA. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company majorly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com

Boustead Securities, LLC:

Dan McClory, Managing Director

Head of Equity Capital Markets and

Head of China

Phone: +1 949 502 4408

dan@boustead1828.com